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                              CONSULTING AGREEMENT


     CONSULTING AGREEMENT (this "Agreement") made and entered into as of July 15, 1996 to be effective on September 1, 1996, by and between HBO & COMPANY OF GEORGIA, a Delaware corporation (the "Company"), and JIM H. HOUTZ ("Consultant").

     WHEREAS, Consultant is a founder of Cycare Systems, Inc. ("Cycare") and has been its CEO for over twenty-five (25) years; and

     WHEREAS, Company has acquired Cycare; and

     WHEREAS, Company and Consultant mutually agree that it is in Company's best interest for Consultant to terminate his full-time employment relationship with Cycare and perform consulting services for Company for a twelve (12) month period after the acquisition of Cycare has been completed; and

     WHEREAS, Company and Consultant agree that at the end of this twelve
(12) month period, Consultant shall retire and commence receiving payments under the Retirement Agreement between Cycare and Consultant dated July 17, 1992.

     NOW, THEREFORE, in consideration of the mutual promises and agreements herein made and contained, the parties hereto do hereby covenant, promise and agree as follows:

     1. CONSULTING SERVICES. If the Company requests, Consultant agrees to perform reasonable consulting services for Company. Such services shall not exceed one hundred (100) hours per month, and shall be limited to issues regarding medical group practice, future technology direction, EDI and customer relationships.

     2. TERM. The term of this Agreement shall commence on September 1, 1996 and shall end twelve (12) months thereafter.

     3. PAYMENTS. Consultant shall be paid Four Hundred Twenty-Seven Thousand Dollars ($427,000) for the term of this Agreement. This amount shall be paid as follows:

          (a) Consultant shall receive four (4) monthly payments on the first business day of September, October, November and December, 1996, in an amount equal to one-fourth (1/4) of the difference between Four Hundred Twenty-Seven Thousand


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Dollars ($427,000) and the amount of W-2 compensation paid to Consultant for the period between January 1, 1996 and the date that the Company acquires
Cycare.

          (b) Consultant shall receive eight (8) monthly payments on the first business day of January through August, 1997, in an amount equal to one-eighth (1/8) of the difference between Four Hundred Twenty-Seven Thousand Dollars ($427,000) and the amount that was paid to Consultant under Section 3(a) above.

     4. FRINGE BENEFITS. During the term of this Agreement, Company shall continue to provide Consultant with the fringe benefits he received for the twelve (12) month period immediately preceding the commencement of this Agreement.

     5. DEATH OF CONSULTANT. If Consultant dies prior to the end of the term of this Agreement, any remaining payments due hereunder pursuant to
Section 3 hereof shall be paid to his designated beneficiary on the dates such payments would have been paid to the Consultant under Section 3 hereof.

     6. CONSULTING FOR OTHER CORPORATIONS. Subject to the terms of the Restrictive Covenant between Consultant and the Company, Consultant shall not be prevented from performing consulting services for other corporations during the term of this Agreement.

     7. NO SET-OFF. The Company's set-off rights shall be determined as follows:

          (a) The Company's obligation to make the payments provided for in this Agreement prior to January 1, 1997 under Section 3(a) hereof shall not be affected by any set-off, counterclaim, recoupment defense or other claim or action which the Company may have against the Consultant.

          (b) If the Company has a right of set-off, counterclaim, recoupment defense or other claim or action against the Consultant, it may exercise such rights against its obligation to Consultant under Section 3(b) hereof.

     8. RETIREMENT. At the end of the term of this Agreement, Consultant shall retire and commence receiving monthly retirement benefits under the terms and conditions of the Retirement Agreement between Consultant and Cycare dated July 17, 1992.

     9. MITIGATION OF DAMAGES; NO SET-OFF; DISPUTE RESOLUTION. If there shall be any dispute between the Company and Consultant under this Agreement, the dispute shall be resolved in accordance with the dispute resolution procedures set forth in Exhibit A hereto, the provisions of which are incorporated as a part hereof, and the parties hereto hereby agree that such dispute resolution procedures shall be the exclusive method for resolution of disputes under this Agreement. In the event of a dispute hereunder, the Company shall pay all amounts, and provide all benefits, to Consultant and/or Consultant's family or other beneficiaries, as the case may be, that the Company would be required to pay or provide

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hereunder; provided, however, that the Company shall not be required to pay any disputed amounts pursuant to this Section 9 except upon receipt of a written undertaking by or on behalf of Consultant (and/or Consultant's family or other beneficiaries, as the case may be) to repay, with interest at the short term Applicable Federal Rate in effect for each month that a disputed payment was made to Consultant, as soon as practicable after completion of the dispute resolution all such amounts to which Consultant (or Consultant's family or other beneficiaries, as the case may be) is ultimately adjudged not to be entitled with respect to the payment of such disputed amount(s).

     10. SUCCESSORS; BINDING AGREEMENT. This Agreement shall be binding upon any successor to the Company and shall inure to the benefit of and be enforceable by Consultant's personal or legal representatives, beneficiaries, designees, executors, administrators, heirs, distributees, devisees and legatees.

     11. MODIFICATION; NO WAIVER. This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument by the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any other term or condition.

     12. SEVERABILITY. The covenants and agreements contained herein are separate and severable and the invalidity or unenforceability of any one or more of such covenants or agreements, if not material to the employment arrangement that is the basis for this Agreement, shall not affect the validity or enforceability of any other covenant or agreement contained herein.

     13. NOTICES. All the notices and other communications required or permitted hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, to the parties hereto at the following addresses:

               If to the Company, to it at:

               HBO & COMPANY OF GEORGIA
               301 Perimeter Center North
               Atlanta, Georgia 30346
               Attn:  Chief Financial Officer

               If Consultant, to him at:

               JIM H. HOUTZ


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               7033 East Belmont Avenue
               Paradise Valley, Arizona 85253
               Gilbert, Arizona 85254


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     14.  ASSIGNMENT.  This Agreement and any rights hereunder shall not be assignable by either party without the prior written consent of the other party except as otherwise specifically provided for herein.

     15. ENTIRE UNDERSTANDING. This Agreement (together with the Exhibit incorporated as a part hereof) constitutes the entire understanding between the parties hereto with respect to Consultant's consulting responsibilities to the Company during the twelve (12) month term of this Agreement, and no agreement, representation, warranty or covenant has been made by either party except as expressly set forth herein.

     16. CONSULTANT'S REPRESENTATIONS. Consultant represents and warrants that neither the execution and delivery of this Agreement nor the performance of his duties hereunder violates the provisions of any other agreement to which he is a party or by which he is bound.

     17. GOVERNING LAW. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the State of Arizona applicable to contracts executed and wholly performed within such state.

     18. HEADINGS. The headings and paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any provision of this Agreement.


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     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                       COMPANY:

                                       HBO & COMPANY OF GEORGIA



                                       By: /s/ JAY GILBERTSON
                                          ------------------------------------
                                       Name:  Jay Gilbertson

                                       Title:  Chief Financial Officer



                                       CONSULTANT:

                                       JIM H. HOUTZ



                                       /s/ JIM H. HOUTZ
                                       ---------------------------------------
                                       Jim H. Houtz


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                                    EXHIBIT A

                          DISPUTE RESOLUTION PROCEDURES


     A. If a controversy should arise which is covered by Section 9, then not later than thirty (30) days from the date of the event which is the subject of dispute either party may serve on the other a written notice specifying the existence of such controversy and setting forth in reasonably specific detail the grounds thereof ("Notice of Controversy"); PROVIDED THAT, in any event, the other party shall have at least thirty (30) days from and after the date of the Notice of Controversy to serve a written notice of any counterclaim ("Notice of Counterclaim"). The Notice of Counterclaim shall specify the claim or claims in reasonably specific detail. If the Notice of Controversy or the Notice of Counterclaim, as the case may be, is not served within the applicable period, the claim set forth therein will be deemed to have been waived, abandoned and rendered unenforceable.

     B. Following receipt of the Notice of Controversy (or the Notice of Counterclaim, as the case may be), there shall be a three week period during which the parties will make a good faith effort to resolve the dispute through negotiation ("Period of Negotiation"). Neither party shall take any action during the Period of Negotiation to initiate arbitration proceedings.

     C. If the parties should agree during the Period of Negotiation to mediate the dispute, then the Period of Negotiation shall be extended by an amount of time to be agreed upon by the parties to permit such mediation. In no event, however, may the Period of Negotiation be extended by more than five weeks or, stated differently, in no event may the Period of Negotiation be extended to encompass more than a total of eight (8) weeks.

     D. If the parties agree to mediate the dispute but are thereafter unable to agree within one (1) week on the format and procedures for the mediation, then the effort to mediate shall cease, and the Period of Negotiation shall terminate four (4) weeks from the Notice of Controversy (or the Notice of Counterclaim, as the case may be).

     E. Following the termination of the Period of Negotiation, the dispute (including the main claim and counterclaim, if any) shall be settled by arbitration, and judgment upon the award may be entered in any court having jurisdiction thereof. The format and procedures of the arbitration are set forth below (referred to below as the "Arbitration Agreement").

     F. A notice of intention to arbitrate ("Notice of Arbitration") shall be served within forty-five (45) days of the termination of the Period of Negotiation. If the Notice of


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Arbitration is not served within this period, the claim set forth in the
Notice of Controversy (or the Notice of Counterclaim, as the case may be) will be deemed to have been waived, abandoned and rendered unenforceable.

     G. The arbitration, including the Notice of Arbitration, will be governed by the Commercial Rules of the American Arbitration Association except that the terms of this Arbitration Agreement shall control in the event of any difference or conflict between such Rules and the terms of this Arbitration Agreement.

     H. The dispute resolver shall reach a decision on the merits on the basis of applicable legal principles as embodied in the law of the State of Arizona.

     I. There shall be one dispute resolver, regardless of the amount in controversy. The dispute resolver will be empowered to render an award and interim decisions and shall be a member of the bar of any of the fifty States of the United States or of the District of Columbia. The dispute resolver shall be promptly appointed pursuant to Rule 13 of the Commercial Rules of the American Arbitration Association ("AAA"). If the dispute resolver has not been appointed within forty-five (45) days of the AAA's initial transmission of lists of potential arbitrators, then the AAA shall unilaterally designate the dispute resolver.

     J. At the time of appointment and as a condition thereto, the dispute resolver will be apprised of the time limitations and other provisions of this Arbitration Agreement and shall indicate such dispute resolver's agreement to the Tribunal Administrator to comply with such provisions and time limitations.

     K. During the thirty (30) day period following appointment of the dispute resolver, either party may serve on the other a request for limited numbers of documents directly related to the dispute. Such documents will be produced within seven (7) days of the request.

     L. Following the thirty (30) day period of document production, there will be a forty-five (45) day period during which limited depositions will be permissible. Neither party will take more than five (5) depositions, and no deposition will exceed three (3) hours of direct testimony.

     M. Disputes as to discovery or prehearing matters of a procedural nature shall be promptly submitted to the dispute resolver pursuant to telephone conference call or otherwise. The dispute resolver shall make every effort to render a ruling on such interim matters at the time of the hearing (or conference call) or within five (5) business days thereafter.

     N. Following the period of depositions, the arbitration hearing shall promptly commence. The dispute resolver will make every effort to commence the hearing within


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thirty (30) days of the conclusion of the deposition period and, in addition, will make every effort to conduct the hearing on consecutive business days to conclusion.

     O.   An award will be rendered, at the latest, within one hundred twenty
(120) days of the date of the Notice of Arbitration and within thirty (30) days of the close of the arbitration hearing. The award shall set forth the grounds for the decision in reasonably specific detail. The award shall be final and nonappealable except as provided in Arizona Revised Statutes Sections 12-1512 and 12-2101-01.